As filed with the Securities and Exchange Commission on October 28, 2024
REGISTRATION NOS. 333-282616 and 333-282616-01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT No. 1
To
FORM SF-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UNION ELECTRIC COMPANY	AMEREN MISSOURI SECURITIZATION FUNDING I, LLC
(Exact name of registrant, sponsor and depositor as specified in its charter)	(Exact name of registrant and issuing entity as specified in its charter)
Missouri	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)
333-282616	333-282616-01
(Commission File Number)	(Commission File Number)
0000100826	0002039835
(Central Index Key Number)	(Central Index Key Number)
43-0559760	33-1368847
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)
1901 Chouteau Avenue St. Louis, Missouri 63103 (314) 621-3222	1901 Chouteau Avenue St. Louis, Missouri 63103 (314) 621-3222
(Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)

MICHAEL L. MOEHN
Senior Executive Vice President and Chief Financial Officer
CHONDA J. NWAMU
Executive Vice President, General Counsel and Secretary
Union Electric Company
1901 Chouteau Avenue
St. Louis, Missouri 63103
(314) 621-3222
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With Copies to:
MICHAEL F. FITZPATRICK, JR., ESQ. ADAM R. O’BRIAN, ESQ. Hunton Andrews Kurth LLP 200 Park Avenue New York, New York 10166 (212) 309-1000	ERIC D. TASHMAN, ESQ. Norton Rose Fulbright US LLP 555 California Street San Francisco, California 94104 (628) 231-6803

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
This Amendment No. 1 to the Registration Statement on Form SF-1 (File Nos. 333-282616 and 333-282616-01) of Union Electric Company and Ameren Missouri Securitization Funding I, LLC is an exhibits-only filing being made solely to include the form of Amended and Restated Limited Liability Company Agreement of Ameren Missouri Securitization Funding I, LLC filed herewith as Exhibit 3.2; the form of Indenture for the issuance of Securitized Utility Tariff Bonds, Series 2024-A, between Ameren Missouri Securitization Funding I, LLC and the Trustee (including forms of the securitized utility tariff bonds) filed herewith as Exhibit 4.1; the form of Series Supplement for the issuance of Securitized Utility Tariff Bonds, Series 2024-A, between Ameren Missouri Securitization Funding I, LLC and the Trustee (included as part of Exhibit 4.1) filed herewith as Exhibit 4.2; the form of Securitized Utility Tariff Property Servicing Agreement between Ameren Missouri Securitization Funding I, LLC and Union Electric Company, as Servicer filed herewith as Exhibit 10.1; the form of Securitized Utility Tariff Property Purchase and Sale Agreement between Ameren Missouri Securitization Funding I, LLC and Union Electric Company, as Seller filed herewith as Exhibit 10.2; the form of Administration Agreement between Ameren Missouri Securitization Funding I, LLC and Union Electric Company, as Administrator filed herewith as Exhibit 10.3. This Amendment No. 1 does not modify or amend any provision of the prospectus constituting Part I or the other Items of Part II of the registration statement. Accordingly, this Amendment No. 1 consists only of the facing page, this explanatory note, Part II of the Registration Statement, including the signature page, the exhibit index, and the exhibits filed herewith. The prospectus is unchanged and has therefore been omitted from this filing.

PART II
Information Not Required in Prospectus
Item 12.   Other Expenses of Issuance and Distribution
The following table sets forth the various expenses expected to be incurred by the registrant in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated.
Securities and Exchange Commission registration fee	$	*
Consulting & Systems Programming		*
Trustee fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Rating Agencies’ fees and expenses		*
Structuring advisor fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*
To be filed by Amendment.

Item 13.   Indemnification of Directors and Officers
Ameren Missouri Securitization Funding I, LLC
Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in the limited liability company agreement of a limited liability company, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Under the limited liability company agreement of Ameren Missouri Securitization Funding I, LLC, the issuing entity will indemnify its member and its managers to the fullest extent permitted by law against any liability incurred with respect to their services as managers and member under the issuing entity’s limited liability company agreement, except for liabilities arising from their own fraud, gross negligence or willful misconduct or, in the case of an independent manager, their bad faith or willful misconduct.
Union Electric Company d/b/a Ameren Missouri
Section 351.355 of The General and Business Corporation Law of Missouri (“MGBCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Furthermore, such a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in the prior two paragraphs, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.
Article IV of the Bylaws of Ameren Missouri, consistent with the applicable provisions of the MGBCL, provides for indemnification of directors and officers. Article IV provides as follows:
Each person who now is or hereafter becomes a director, officer or employee of [Ameren Missouri], or who now is or hereafter becomes a director or officer of another corporation, partnership, joint venture, trust or other enterprise at the request of [Ameren Missouri], shall be entitled to indemnification to the extent permitted by law and these Bylaws. Such right of indemnification shall include, but not be limited to, the following:
Section 1.   (a) [Ameren Missouri] shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of [Ameren Missouri], by reason of the fact that he is or was a director, officer or employee of [Ameren Missouri], or is or was serving at the request of [Ameren Missouri] as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of [Ameren Missouri], and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of [Ameren Missouri], and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
(b)   [Ameren Missouri] shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of [Ameren Missouri] to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of [Ameren Missouri], or is or was serving at the request of [Ameren Missouri] as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of [Ameren Missouri]; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to [Ameren Missouri] unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
(c)   To the extent that a director, officer or employee of [Ameren Missouri] or a person who is or was serving at the request of [Ameren Missouri] as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

Unless otherwise expressly provided by the Board of Directors, in no event shall any person who is or was an agent of [Ameren Missouri], or is or was serving at the request of [Ameren Missouri] as an employee or agent of another corporation, partnership, joint venture, trust or enterprise, be entitled to any indemnification by [Ameren Missouri] in any action, suit or proceeding, regardless of the fact that such person may have been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein. The preceding sentence is intended to eliminate any right any such person might otherwise have to be indemnified by [Ameren Missouri] pursuant to Section 351.355.3. of the General and Business Corporation Law of Missouri.
(d)   Any indemnification under this Article, unless ordered by a court, shall be made by [Ameren Missouri] only as authorized in the specific case upon a determination that indemnification of the director, officer or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in this Article. The determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit, or proceeding, or if such a quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.
Section 2.   (a) In addition to the indemnity authorized or contemplated under other Sections of this Article, [Ameren Missouri] shall further indemnify to the maximum extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding (including appeals), whether civil, criminal, investigative (including private Company investigations), or administrative, including an action by or in the right of [Ameren Missouri], by reason of the fact that the person is or was a director, officer or employee of [Ameren Missouri], or is or was serving at the request of [Ameren Missouri] as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, from and against any and all expenses incurred by such person, including, but not limited to, attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, provided that [Ameren Missouri] shall not indemnify any person from or on account of such person’s conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.
(b)   Where full and complete indemnification is prohibited by law or public policy, any person referred to in Section 1(a) above who would otherwise be entitled to indemnification nevertheless shall be entitled to partial indemnification to the extent permitted by law and public policy. Furthermore, where full and complete indemnification is prohibited by law or public policy, any person referred to in this Article who would otherwise be entitled to indemnification nevertheless shall have a right of contribution to the extent permitted by law and public policy in cases where said party is held jointly or concurrently liable with [Ameren Missouri].
Section 3.   The indemnification provided by Sections 1 and 2 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation or Bylaws or any agreement, vote of shareholders or disinterested directors or otherwise both as to action in his official capacity and as to action in another capacity while holding such office, and [Ameren Missouri] is hereby specifically authorized to provide such indemnification by any agreement, vote of shareholders or disinterested directors or otherwise. The indemnification shall continue as to a person who has ceased to be a director, officer or employee entitled to indemnification under this Article and shall inure to the benefit of the heirs, executors and administrators of such a person.
Section 4.   [Ameren Missouri] is authorized to purchase and maintain insurance on behalf of, or provide another method or methods of assuring payment to, any person who is or was a director, officer or employee of [Ameren Missouri], or is or was serving at the request of [Ameren Missouri] as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any capacity, or arising out of his status as such, whether or not [Ameren Missouri] would have the power to indemnify him against such liability under the provisions of this Article.
Section 5.   Expenses incurred by a person who is or was serving as a director or officer of [Ameren Missouri] or a person who is or was serving at the request of [Ameren Missouri] as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, in defending a civil or criminal action, suit or proceeding referred to in Sections 1 and 2 of this Article shall be paid by [Ameren Missouri] in advance of the final disposition of the action, suit, or proceeding as shall be authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of such person to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by [Ameren Missouri] as may be authorized in this Article. Expenses incurred by a person who is or was serving as an employee of [Ameren Missouri] in defending a civil or criminal action, suit or proceeding referred to in Sections 1 and 2 of this Article may be paid by [Ameren Missouri] in advance of the final disposition of the action, suit, or proceeding as may be authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of such employee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by [Ameren Missouri] as authorized in this Article.
Section 6.   If any provision or portion of this Article shall be held invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of all other provisions and portions not specifically held to be invalid, illegal or unenforceable, shall not be affected or impaired thereby and shall be construed according to the original intent, to the extent not precluded by applicable law.
Section 7.   For purposes of this Article:
(a)   References to “[Ameren Missouri]” include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer or employee of such a constituent corporation or is or was serving at the request of such constituent corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.
(b)   The term “other enterprise” shall include employee benefit plans; the term “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and the term “serving at the request of [Ameren Missouri]” shall be established as specified below in this Section 7(b) and shall include any service as a director, officer or employee of [Ameren Missouri] which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants, or beneficiaries; and the word “include” or “includes” shall be construed in its expansive sense and not as a limiter; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of [Ameren Missouri]” as referred to in this Article. For purposes of this Article, “serving at the request of [Ameren Missouri]” shall be established solely by (1) express approval by [Ameren’s] Nominating and Corporate Governance Committee of such person’s service as a director or officer of another corporation, partnership, joint venture, trust or other enterprise or (2) the annual review by [Ameren’s] Nominating and Corporate Governance Committee of a list of non-affiliated corporations, partnerships, joint ventures, trusts or other enterprises that [Ameren Missouri] officers are serving as a director or officer of, so long as the Nominating and Corporate Governance Committee does not notify any such officer within 30 days after receiving such list that such person is not serving at the request of [Ameren Missouri]. Upon establishing that a person is “serving at the request of [Ameren Missouri]” as described under (1) and (2) above, such person’s service for purposes of this Article shall begin at the time of his initial service as a director or officer of such other corporation, partnership, joint venture, trust or other enterprise. The obligations of [Ameren Missouri] under this Article to provide indemnification or advancement of expenses to a person serving at the request of [Ameren Missouri] as a director or officer of another entity shall only apply to the extent that such person is not entitled to or does not receive indemnification or advancement of expenses from such other entity.
(c)   Notwithstanding anything to the contrary contained in (1) these Bylaws, (2) the By-Laws of [Ameren] (3) the Bylaws of any other majority owned subsidiary of [Ameren] or (4) applicable law, the maximum aggregate liability of [Ameren Missouri], [Ameren] and any other majority owned subsidiary of [Ameren] to any person “serving at the request of [Ameren Missouri],” at any time for all aggregate claims for indemnification and advancement of expenses for such person under these Bylaws, the By-Laws of [Ameren], the Bylaws of any other majority owned subsidiary of [Ameren] and applicable law, for such service shall for all purposes be limited to $25 million, except as otherwise expressly approved by the Board of Directors. Any payment for indemnification or advancement of expenses by [Ameren Missouri] to a person

“serving at the request of [Ameren Missouri]” under this Article shall be treated as a payment made by [Ameren] under its By-Laws for the purpose of determining the maximum liability of [Ameren] under [Ameren’s] By-Laws payable to a person “serving at the request of [Ameren Missouri].” In no event shall the limitations of this paragraph (c) be construed to apply to any indemnification or advancement of expenses for any service as a director, officer or employee of [Ameren Missouri] which imposes duties on, or involves services by such director, officer or employee with respect to an employee benefit plan of [Ameren Missouri], [Ameren] or any other majority owned subsidiary of [Ameren], or any such plan’s participants or beneficiaries.
Section 8.   This Article may be hereafter amended or repealed; provided, however, that no amendment or repeal shall reduce, terminate or otherwise adversely affect the right of a person who is or was a director, officer or employee to obtain indemnification or advancement of expenses with respect to an action, suit, or proceeding that pertains to or arises out of actions or omissions that occur prior to the effective date of such amendment or repeal.
Consistent with the applicable provisions of the MGBCL and the Bylaws, Ameren, on behalf of Ameren Missouri, has purchased insurance on behalf of its officers and directors which insures them against certain liabilities and expenses, including those under the Securities Act of 1933.
The foregoing summaries are necessarily subject to the complete text of the statute, Ameren Missouri’s amended and restated certificate of incorporation and amended and restated bylaws, the indemnification agreements and the arrangements referred to above and are qualified in their entirety by reference thereto.
Item 14.   Exhibits
EXHIBIT NO.	DESCRIPTION OF EXHIBIT
1.1	Form of Underwriting Agreement***
3.1	Certificate of Formation of Ameren Missouri Securitization Funding I, LLC*
3.2	Form of Amended and Restated Limited Liability Company Agreement of Ameren Missouri Securitization Funding I, LLC**
4.1	Form of Indenture for the issuance of Securitized Utility Tariff Bonds, Series 2024-A, between Ameren Missouri Securitization Funding I, LLC and the Trustee (including forms of the securitized utility tariff bonds)**
4.2	Form of Series Supplement for the issuance of Securitized Utility Tariff Bonds, Series 2024-A, between Ameren Missouri Securitization Funding I, LLC and the Trustee (included as part of Exhibit 4.1)**
5.1	Opinion of Hunton Andrews Kurth LLP with respect to legality***
8.1	Opinion of Hunton Andrews Kurth LLP with respect to federal tax matters***
10.1	Form of Securitized Utility Tariff Property Servicing Agreement between Ameren Missouri Securitization Funding I, LLC and Union Electric Company, as Servicer**
10.2	Form of Securitized Utility Tariff Property Purchase and Sale Agreement between Ameren Missouri Securitization Funding I, LLC and Union Electric Company, as Seller**
10.3	Form of Administration Agreement between Ameren Missouri Securitization Funding I, LLC and Union Electric Company, as Administrator**
21.1	List of Subsidiaries*
23.1	Consent of Hunton Andrews Kurth LLP (included as part of its Opinions filed as Exhibits 5.1 and 8.1)***
24.1	Power of Attorney of certain directors of Union Electric Company*
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended of The Bank of New York Mellon Trust Company, N.A. for the form of Indenture for the issuance of Securitized Utility Tariff Bonds, Series 2024-A*
99.1	Financing Order*
99.2	Form of Opinion of Hunton Andrews Kurth LLP with respect to U.S. constitutional matters***

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
99.3	Form of Opinion of Dentons US LLP with respect to Missouri constitutional matters***
99.4	Consent of Independent Manager Nominee***
107.1	Filing Fee Table*

*
Previously filed with the Registration Statement on Form SF-1 of Union Electric Company and Ameren Missouri Securitization Funding I, LLC (File Nos. 333-282616 and 333-282616-01) filed on October 11, 2024.

**
Filed herein.

***
To be filed by amendment.

Item 15.   Undertakings
a)
The undersigned registrant hereby undertakes that:

i.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

ii.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

b)
As to incorporation by reference:

i.
For purposes of determining any liability under the Securities Act of 1933, each filing of the issuing entity’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c)
As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrants hereby undertake to file an application for the purpose of developing eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Securities Act of 1933.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on the 28th day of October, 2024.
UNION ELECTRIC COMPANY
By:
/s/ Mark C. Birk

Name:
Mark C. Birk

Title:
Chairman and President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signatures	Title	Date
/s/ Mark C. Birk Mark C. Birk	Chairman and President (Principal Executive Officer)	October 28, 2024
/s/ Michael L. Moehn *Michael L. Moehn	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 28, 2024
/s/ Theresa A. Shaw *Theresa A. Shaw	Senior Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	October 28, 2024
Union Electric Company Board of Directors:
/s/ Mark C. Birk Mark C. Birk	Director Chairman and President	October 28, 2024
/s/ Fadi M. Diya *Fadi M. Diya	Director	October 28, 2024
/s/ Michael L. Moehn *Michael L. Moehn	Director	October 28, 2024
/s/ Chonda J. Nwamu *Chonda J. Nwamu	Director	October 28, 2024
*By:	/s/ Jonathan Shade Jonathan Shade Attorney-in-fact

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on the 28th day of October, 2024.
AMEREN MISSOURI SECURITIZATION FUNDING I, LLC
By:
/s/ Darryl T. Sagel

Name:
Darryl T. Sagel

Title:
President and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signatures	Title	Date
/s/ Darryl T. Sagel Darryl T. Sagel	Manager, President and Treasurer (Principal Executive Officer) (Principal Financial Officer)	October 28, 2024
/s/ David R. Loesch David R. Loesch	Manager, and Controller (Principal Accounting Officer)	October 28, 2024